July 7, 2005


Mail Stop 4561



John A. van Arem
Chief Executive Officer
Digital Rooster.Com LTD.
366 Bay Street, 12th Floor
Toronto, Ontario, Canada M5H 4B2

Re:	Digital Rooster.Com LTD.
Form 20-F/A for the Fiscal Year Ended
March 31, 2004
File No. 000-32559
Filed October 7, 2004
Form 6-K for the Quarterly Period Ended
June 30, 2004
File No. 000-32559
Filed October 7, 2004
Form 6-K for the Quarterly Period Ended
September 30, 2004
File No. 000-32559
Filed November 15, 2004

Dear Mr. van Arem:

      We have reviewed your response letter dated March 28, 2005 and have the following additional comments. If you disagree with our comments, we will consider your explanation as to why our comments are not applicable. Please be as detailed as necessary in your explanation.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 20-F for the year ended March 31, 2004

Item 5A.1

Operating Results

1. We have considered your response to our prior comment 2. In future filings, revise your discussion of operating results to include a more detailed discussion of the reasons for the change in revenues, the correlation between revenues and salaries, and the underlying reasons for any material changes in salaries (decrease in workforce etc.) similar to the discussion provided in your response.

Item 5B

Liquidity and capital resources

2. We have considered your response to our prior comment 3. In future filings, revise your discussion of liquidity and capital resources to provided a more comprehensive discussion of your long and short term sources and uses of cash similar to that provided in your response.

Financial Statements

Auditors` Report, page 1

3. We have reviewed your response to comment 5.  Amend your March
31,
2004 Form 20-F to include an audit report that complies with the requirements in PCAOB AS 1.

4. We have considered your response to comment 6. Amend your March
31, 2004 Form 20-F to include an audited income statement and statement of cash flows for the three years ended March 31, 2004 in accordance with Items 8 and 17 of Form 20-F and Rule 3-02 of Regulation S-X.

Consolidated Statement of Cash Flows, page 5

5. We have reviewed your response to comment 8.  Amend your March
31,
2004 Form 20-F to properly present the impact of the stock dividend effected as a stock split in the earliest period presented.


Gain on dilution of investment in subsidiary, page 15

6. We have considered your response to comment 9. We are still unsure how you determined that it would be appropriate to recognize a gain on the issuance of treasury shares rather than recording the amount as additional paid in capital. Additionally, we are unsure of the guidance you are relying on to consolidate Avrada based on your
42% ownership interest.


      Please respond to the comments included in this letter within ten business days. Please file your response on EDGAR. If you have any questions, you may contact Robert Telewicz at (202) 551-3438 or me at (202) 551-3413.

      Sincerely,



							Cicely Luckey
      Accounting Branch Chief
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John van Arem
Digital Rooster.com LTD.
July 7, 2005
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